Exhibit 5.1

New York	Madrid
Menlo Park	Tokyo
Washington DC	Beijing
London	Hong Kong
Paris

Davis Polk & Wardwell LLP	650 752 2000 tel
1600 El Camino Real	650 752 2111 fax
Menlo Park, CA 94025

March 5, 2013

Equinix, Inc.

One Lagoon Drive, Fourth Floor

Redwood City, CA 94065

Ladies and Gentlemen:

We have acted as counsel for Equinix, Inc., a Delaware corporation (the “Company”), in connection with the Company’s offering of $500,000,000 aggregate principal amount of its 4.875% Senior Notes due 2020 and $1,000,000,000 aggregate principal amount of its 5.375% Senior Notes due 2023 (the “Notes”), in an underwritten public offering pursuant to an underwriting agreement dated February 28, 2013 (the “Underwriting Agreement”) between the Company and J.P. Morgan Securities LLC as representative of the several underwriters named in Schedule II thereto (the “Underwriters”). The Notes are to be issued pursuant to indentures dated as of March 5, 2013 (the “Indentures”) by and between the Company and U.S. Bank National Association, as trustee (the “Trustee”).

We, as your counsel, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

In rendering the opinions expressed herein, we have, without independent inquiry or investigation, assumed that (i) all documents submitted to us as originals are authentic and complete, (ii) all documents submitted to us as copies conform to authentic, complete originals, (iii) all documents filed as exhibits to the Registration Statement that have not been executed will conform to the forms thereof, (iv) all signatures on all documents that we reviewed are genuine, (v) all natural persons executing documents had and have the legal capacity to do so, (vi) all statements in certificates of public officials and officers of the Company that we reviewed were and are accurate and (vii) all representations made by the Company as to matters of fact in the documents that we reviewed were and are accurate.

Based upon the foregoing, we advise you that, in our opinion: the Notes have been duly authorized and, when executed and authenticated in accordance with the provisions of the Indentures and delivered to and paid for by the Underwriters pursuant to the Underwriting Agreement, will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability and

Equinix, Inc.	2	March 5, 2013

provided that we express no opinion as to the enforceability of any waiver of rights under any usury or stay law.

We are members of the Bar of the State of New York and the foregoing opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 8-K to be filed by the Company on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Davis Polk & Wardwell LLP